VIA EDGAR

April 24, 2023

Roth CH Acquisition IV Co

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

(949) 720-5700

Jennifer Angelini

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re: Roth CH Acquisition IV Co

Amendment No. 3 to Registration Statement on Form S-4

Filed April 20, 2023

File No. 333-269095

Dear Ms. Angelini:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Roth CH Acquisition IV Co (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-269095) filed by the Registrant on December 30, 2022, as amended by Amendment No. 1 filed on February 14, 2023, Amendment No. 2 filed on April 7, 2023, and Amendment No. 3 filed on April 20, 2023 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 2:00 p.m., Eastern time, on April 26, 2023, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1.    should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.    the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.    the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions, please feel free to contact Steven Pidgeon of DLA Piper LLP at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com. In addition, please notify Mr. Pidgeon when this request for acceleration has been granted.

Very truly yours,

Roth CH Acquisition IV Co

By:	/s/ Byron Roth
Name:	Byron Roth
Title:	Co-Chief Executive Officer

cc:	Steven Pidgeon

DLA Piper LLP